Exhibit 99.2

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years ended

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Development Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Osisko Development Corp. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of loss, of comprehensive loss, of cash flows and of changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the working capital position as at December 31, 2024 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2025 and has stated that these events or conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

March 28, 2025

We have served as the Company’s auditor since 2020.

Osisko Development Corp.

Consolidated Statements of Financial Position

As at December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars)

		2024	2023
			(Note 4)
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	6	106,653	43,455
Restricted cash		—	2,424
Amounts receivable	7	2,569	3,952
Inventories	8	8,695	7,203
Other current assets		4,903	5,307
		122,820	62,341
Assets classified as held for sale		430	5,369
		123,250	67,710
Non-current assets

Investments in associates	9	12,183	13,034
Other investments	9	10,333	19,393
Mining interests	10	506,670	451,695
Property, plant and equipment	11	87,123	97,285
Exploration and evaluation	12	86,258	70,135
Other assets	13	31,085	44,628
		856,902	763,880
Liabilities

Current liabilities

Accounts payable and accrued liabilities	14	26,294	25,379
Lease liabilities		361	1,049
Current portion of long-term debt and credit facility	15	40,314	11,821
Deferred consideration and contingent payments	16	3,597	3,307
Contract liability	17	109	21
Environmental rehabilitation provision	18	5,974	4,204
Warrant liability	4, 19	67,852	11,552
		144,501	57,333
Non-current liabilities

Lease liabilities		461	624
Long-term debt	15	5,503	5,102
Deferred consideration and contingent payments	16	8,635	10,545
Contract liability	17	42,344	31,700
Environmental rehabilitation provision	18	84,829	72,525
Other non-current liabilities		—	863
		286,273	178,692
Equity

Share capital		1,137,362	1,080,049
Warrants		11,859	11,859
Contributed surplus		20,228	18,722
Accumulated other comprehensive loss		(503)	(14,529)
Deficit		(598,317)	(510,913)
		570,629	585,188
		856,902	763,880

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Loss

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2024	2023
	Notes	$	$
Revenues	32	4,560	31,625
Operating expenses
Cost of sales	23	(4,777)	(32,292)
Other operating costs	23	(39,760)	(28,560)
General and administrative	24	(27,314)	(40,070)
Exploration and evaluation, net of tax credits		(274)	(1,769)
Impairment of assets	10, 11, 17	(5,741)	(138,371)
Operating loss		(73,306)	(209,437)
Finance costs		(17,471)	(13,378)
Share of loss of associates		(868)	(599)
Change in fair value of warrant liability	19	19,497	4,535
Other (expense) income, net	25	(13,547)	14,489
Loss before income taxes		(85,695)	(204,390)
Income tax (expense) recovery	22	(648)	22,517
Net loss		(86,343)	(181,873)

Basic and diluted net loss per share	26	(0.92)	(2.21)
Weighted average number of shares outstanding - basic and diluted	26	93,825,395	82,465,447

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars)

	2024	2023
	$	$
Net loss	(86,343)	(181,873)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	(6,366)	(10,171)
Income tax effect	648	1,010
Share of other comprehensive loss of associates	(797)	—

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	18,509	(14,060)
Other comprehensive income (loss)	11,994	(23,221)
Comprehensive loss	(74,349)	(205,094)

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars)

		2024	2023
	Notes	$	$
Operating activities
Net loss		(86,343)	(181,873)
Adjustments for:
Share-based compensation	23, 24	3,524	7,856
Depreciation	23, 24	11,013	11,525
Finance costs		12,728	13,378
Share of loss of associates		868	599
Change in fair value of financial assets and liabilities at fair value through profit and loss	9	(366)	14
Change in fair value of warrant liability	19	(19,497)	(4,535)
Unrealized foreign exchange loss (gain)		17,649	(9,855)
Deferred income tax expense (recovery)		648	(22,644)
Impairment of assets		5,741	171,974
Cumulative catch-up adjustment on contract liability	17	(78)	(34,581)
Write-down of VAT receivable	13	3,273	—
Proceeds from contract liability	17	(56)	(1,326)
Other		2,857	3,861
Environmental rehabilitation obligations paid	18	(2,190)	(2,933)
Net cash flows used in operating activities before changes in non-cash working capital items		(50,229)	(48,540)
Changes in non-cash working capital items	28	(2,075)	4,755
Net cash flows used in operating activities		(52,304)	(43,785)
Investing activities
Additions to mining interests		(31,720)	(37,631)
Additions to property, plant and equipment		(4,907)	(17,522)
Additions to exploration and evaluation assets		(9,380)	(17,121)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		4,987	—
Proceeds on disposals of investments		3,075	4,241
Cash payment on deferred consideration and contingent payments	16	—	(334)
Change in restricted cash		2,039	(2,424)
Acquisition of investments in associates	9	(448)	—
Change in reclamation deposit		585	4,197
Other		534	533
Net cash flows used in investing activities		(35,235)	(66,061)
Financing activities
Proceeds from equity financings	20	126,851	51,756
Other issuance of common shares		108	140
Share and warrant issue expense		(4,240)	(3,489)
Capital payments on lease liabilities		(608)	(1,226)
Long-term debt and credit facility draw down	15	66,788	6,644
Repayment of long-term debt and credit facility	15	(43,253)	(5,675)
Withholding taxes on settlement of restricted units		(177)	(361)
Net cash flows provided by financing activities		145,469	47,789
Increase (decrease) in cash and cash equivalents before impact of exchange rate		57,930	(62,057)
Effects of exchange rate changes on cash and cash equivalents		5,268	(432)
Increase (decrease) in cash and cash equivalents		63,198	(62,489)
Cash and cash equivalents – Beginning of year		43,455	105,944
Cash and cash equivalents – end of year		106,653	43,455

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2024

(tabular amounts expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	loss	Deficit	Total
			$	$	$	$	$	$
Balance – January 1, 2024	20	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss		—	—	—	—	—	(86,343)	(86,343)
Other comprehensive income, net		—	—	—	—	11,994	—	11,994
Comprehensive income (loss)		—	—	—	—	11,994	(86,343)	(74,349)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes		—	—	—	—	2,032	(2,032)	—
2024 Brokered private placement	20	31,946,366	41,580	—	—	—	—	41,580
2024 Non-brokered private placement	20	19,163,410	13,395	—	—	—	—	13,395
Shares issued for the settlement of deferred consideration	16	1,228,394	3,409	—	—	—	—	3,409
Share issue expense	20	—	(2,303)	—	—	—	—	(2,303)
Share-based compensation:
- Share options		—	—	—	2,325	—	—	2,325
- Restricted and deferred share units		—	—	—	1,269	—	—	1,269
Shares issued - employee share purchase plan		93,535	292	—	—	—	—	292
Shares issued from RSU/DSU settlement		46,288	940	—	(2,088)	—	971	(177)
Balance – December 31, 2024		136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

As at December 31, 2024, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $20.8 million and items that may be recycled to the consolidated statements of income (loss) amounting to $(21.3) million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	loss	Deficit	Total
			$	$	$	$	$	$
Balance – January 1, 2023		75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss		—	—	—	—	—	(181,873)	(181,873)
Other comprehensive loss, net		—	—	—	—	(23,221)	—	(23,221)
Comprehensive loss		—	—	—	—	(23,221)	(181,873)	(205,094)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes		—	—	—	—	1,526	(1,526)	—
Bought deal financing	20	7,841,850	45,545	6,211	—	—	—	51,756
Shares issued for the settlement of deferred consideration	16	454,026	2,986	—	—	—	—	2,986
Shares issued to Williams Lake First Nation	20	60,000	292	—	—	—	—	292
Share issue expense	20	—	(2,988)	(408)	—	—	—	(3,396)
Change in fair value related to warrants modification	20	—	—	4,483	—	—	(4,483)	—
Share-based compensation:
- Share options		—	—	—	4,175	—	—	4,175
- Restricted and deferred share units		—	—	—	4,023	—	—	4,023
Shares issued - employee share purchase plan		67,640	354	—		—	—	354
Shares issued from RSU/DSU settlement		48,875	1,074	—	(2,333)	—	917	(342)
Balance – December 31, 2023		84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

As at December 31, 2023, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $2.3 million and items that may be recycled to the consolidated statements of income (loss) amounting to $(16.8) million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at December 31, 2024, the Company’s significant shareholder, Osisko Gold Royalties (“OGR”) held an interest of 24.4% in Osisko Development (compared to 39.0% as at December 31, 2023).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting year. As at December 31, 2024, the Company has a negative working capital of $21.3 million, which includes a cash and cash equivalent balance of $106.7 million. The Company also has an accumulated deficit of $598.3 million and incurred a net loss of $86.3 million for the year ended December 31, 2024.

The working capital position as at December 31, 2024 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2025. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past and as disclosed in Note 20, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these consolidated financial statements.

2.	Basis of presentation and Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in the preparation of these consolidated financial statements are consistent with those of the previous financial year, except for the application of the Amendments to IAS 1 as described in Note 4. The comparative figures as at December 31, 2023 were adjusted accordingly.

The Board of Directors approved these consolidated financial statements for issue on March 28, 2025.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

3.	Material Accounting Policies

The material accounting policies applied in the preparation of the consolidated financial statements are described below.

a)Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities at fair value (including derivative instruments), as described in Note 3(e) below.

b)Consolidation

The Company’s financial statements consolidate the accounts of Osisko Development Corp. and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are defined as all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2024 and 2023 were as follows:

Entity	Jurisdiction	% ownership	Functional currency
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia, CA	100%	Canadian dollar
Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%	Mexican peso
Tintic Consolidated Metals LLC (“Tintic”)	Utah, USA	100%	United States dollar

c)Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a Functional Currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the Functional Currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the Functional Currency at exchange rates in effect at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

d)Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings (deficit) upon derecognition of the investment.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances (including restricted cash) Investment in money market funds
Short-term debt securities
Reclamation deposits
Trade receivables
Interest income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives (warrants)

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Borrowings under long-term debts and credit facility

Financial liabilities at fair value through profit or loss	Warrant liability

e)Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

●	Trade receivables; and
●	Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

f)Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with an initial maturity of three months or less that are readily convertible to known amounts of cash and which are exposed to an insignificant risk of changes in value.

g)Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

h)Inventories

Supplies inventory consists of mining supplies and consumables used in the operations and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

In-process inventory and refined precious metals are measured and valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price of the equivalent metals in the ordinary course of business based on the prevailing metal prices on the reporting date, less estimated costs to complete production and to bring the finished goods to sale. Production costs that are inventoried include the costs directly related to bringing the inventory to its current condition and location, such as materials, labour, other direct costs (including external services and depreciation, depletion and amortization) and production related overheads.

i)Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

j)Property, plant and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	2‑7 years
Exploration equipment and facilities	2‑20 years
Mining plant and equipment (development)	3‑20 years
Right-of-use assets	Lesser of useful life and term lease

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of loss.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

k)Mining interests

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.

Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

●	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
●	A reasonable period of testing of the mine plant and equipment has been completed;
●	A predetermined percentage of design capacity of the mine and mill has been reached; and
●	Required production levels, grades and recoveries have been achieved.

l)Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities. Exploration and evaluation assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

m)Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i)	The Company has a present legal or constructive obligation as a result of past events.
(ii)	It is probable that an outflow of resources will be required to settle the obligation.
(iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of each reporting period and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the governments of the province of British Columbia and state of Utah as collateral for possible rehabilitation activities on the Company’s mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated statements of financial position.

n)Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statements of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the statement of financial position date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

o)Leases

The Company is committed to long-term lease agreements, mainly for mining equipment.

Leases are recognized as a right-of-use asset (presented under property, plant and equipment on the consolidated statement of financial position) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted utilizing the implicit interest rate of the specific lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

p)Share-based compensation

Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at a minimum annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units (“DSU”) plan to its directors and a restricted share units (“RSU”) plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees and officers as part of their respective long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company’s share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each statement of financial position date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

q)Revenue recognition

Revenues generated from sale of metals is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals are passed from the Company to the buyer. Primary factors that indicate the point in time when control has passed to the buyer includes but is not limited to (a) the Company has transferred physical possession and legal title of the asset to the purchaser and (b) the Company has present right to payment.

r)Contract Liability

The advance payment received by the Company in consideration for future commitments as specified in its streaming agreements (the “Contract Liability”) has been accounted for as contract liability within the scope of IFRS 15 Revenue from Contracts with Customers. Under the terms of the agreement, performance obligations are satisfied through production at the San Antonio gold project and the Trixie Test Mine and revenue are recognized over the duration of the contracts based on estimated gold and silver prices prevailing at contract initial recognition. Because of the difference between the timing of the delivery of gold and silver under the streaming agreements and the upfront amount of consideration received, it has been determined that the streaming agreements contained a significant financing component under IFRS 15. The significant financing component is accounted for separately from the revenue component and accretion expense on the contract liability is recognized in finance costs. The interest rate is determined based on the interest rate implicit in the streaming agreements at the date of inception. The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total gold ounces to be delivered in the future. Changes to variable consideration will be reflected in the statement of income (loss) and comprehensive income (loss).

Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.

s)Net income (loss) per share

The calculation of net income (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU.

t)Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business by the exploration, evaluation and development activities of its projects.

4.New accounting standards and amendments

Material accounting standards and amendments adopted in 2024

Amendments – IAS 1, Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification.

The application of the Amendments to IAS 1 resulted in a change in the Company’s accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. the Warrant Liability) from non-current to current liabilities. Under the revised accounting policy, when a liability includes a counterparty conversion option that may be settled by the issuance of the Company’s common shares, the conversion option is taken into account in classifying the liability as current or non-current except when it is classified as an equity component of a compound instrument. The Warrant Liability is classified as current as at December 31, 2024 because the conversion option can be exercised by the warrants holders at any time.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company had outstanding Warrant Liability as at December 31, 2023. The Warrant Liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Company’s other liabilities were not impacted by the Amendments to IAS 1.

New accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2024. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

Amendments – IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
-	add new disclosures for certain instruments with contractual terms that can change cash flows; and
-	update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

New standard – IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors’ concerns about the comparability and transparency of entities’ performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how “operating profit or loss” is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

-	the structure of the statement of profit or loss;
-	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
-	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

5.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Mineral reserves are estimates of the amount of minable ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves or resources is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves or resources. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company’s accounting policy for exploration and evaluation expenditure results in certain items being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves or resources exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company’s recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves or resources, grade per ounce, recovery rates, selling prices of metals and operating costs. Fair value less costs of disposal consist of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

The recent market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and average processed gold grades are considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all its projects. The Company tested its Cash Generating Units (“CGU”), for impairment, and determined the recoverable amounts exceeded the carrying amounts. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting (Note 10).

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Accounting for streaming arrangements

The Company entered into stream agreements (Note 17). The classification of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production. Management exercised judgment in applying the accounting standard IFRS 15 Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the estimated timing and value of future deliveries in order to determine the interest implicit rate for each agreement.

Critical judgements in applying the Company’s accounting policies

Going Concern

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the Company’s estimation of future cash flows for the 12-month period from the financial statement date, and the availability of funds to meet those cash flow requirements. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events and budgeted expenditures (approved by the Board) that are believed to be reasonable under the circumstances (Note 1).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company; and a significant change in current or forecast commodity prices. As at December 31, 2024, no impairment indicators were identified and, as such, no impairment test was performed.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets could impact the impairment analysis.

Taxes recoverable

The Company incurs significant expenditures on which sales and indirect taxes (Canada and USA) and value-added taxes (Mexico) is paid. The Company can claim a 100% refund of taxes paid on allowable expenditure.

As a result of the Company’s limited operating history, management currently estimates between 80% and 100% collectability of the taxes receivable balances and anticipates the collection within 12 months in Canada and USA, and 36 months in Mexico of incurring the associated expenditure once the Company begins with the refund process.  It is possible however, that the refund requests may be delayed, reduced or denied by the respective taxation authorities. Management assesses collectability and classification of the asset at each reporting period (Note 13).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

6.	Cash and cash equivalents

As at December 31, 2024 and December 31 2023, the consolidated cash and cash equivalents position was as follows:

	2024	2023
	$	$
Cash and cash equivalents held in Canadian dollars	11,776	16,857

Cash and cash equivalents held in U.S. dollars	63,615	20,110
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	91,535	26,597

Cash held and cash equivalents in Mexican Pesos	48,234	16
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	3,342	1
	106,653	43,455

As at December 31, 2024, cash and cash equivalents include US$1.6 million ($2.3 million) held in money market funds (2023 – US $1.0 million ($1.4 million)) and US$40.1 million ($57.7 million) held in guaranteed investment certificates bearing an interest rate of 4.95% with maturity date on January 10, 2025 (2023 – nil).

7.	Amounts receivable

	2024	2023
	$	$
Trade receivables	322	2,708
Exploration tax credits	629	17
Sales taxes	932	834
Interest income receivable	443	148
Other	243	245
	2,569	3,952

8.	Inventories

	2024	2023
	$	$
In-process inventory	2,786	458
Refined precious metals	—	380
Supplies and other	5,909	6,365
	8,695	7,203

In-process inventory and refined precious metals are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. For the year ended December 31, 2024, an amount of $0.7 million was recorded to adjust the inventories to their net realizable value (2023 – $8.1 million). Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

9.	Investments in associates and other investments

Investments in associates

	2024	2023
	$	$

Balance – Beginning of year	13,034	8,833
Investment in associates(i)	448	4,800
Share of loss and comprehensive loss, net	(1,665)	(599)
Gain on ownership dilution	366	—
Balance – End of year	12,183	13,034
(i)	On December 20, 2024, the Company acquired 1,790,000 units of Falco Resources Ltd. (“Falco”) at a price of $0.25 per unit for an aggregate amount of $0.4 million. Each unit consists of one common share of Falco and one common share purchase warrant exercisable to acquire one common share at a price of $0.35 within 5 years. As at December 31, 2024, Osisko Development holds an interest of 16% in the outstanding shares of Falco.

On October 19, 2023, the Company received 9,599,999 common shares of Electric Elements Mining Corp.(“Electric Elements”) in exchange of all its shares and partnership units in certain subsidiaries holding the rights and title to and interest in its James Bay properties (the “Spin-Out Transaction”). Electric Elements is in the business of exploring for lithium potential on certain James Bay properties in the Eeyou Istchee Area, Nunavik, Québec. Subsequently to the Spin-Out Transaction, Electric Elements completed an equity financing. As at December 31, 2024, Osisko Development holds an interest of approximately 40.3% in the outstanding shares of Electric Elements.

Other investments

	2024	2023
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of year	4	18
Acquisitions	298	—
Change in fair value	68	(14)
Balance – End of year	370	4

Fair value through other comprehensive income (shares)
Balance – Beginning of year	19,389	33,801
Consideration received from disposal of exploration properties	—	1,694
Disposal	(3,060)	(5,935)
Change in fair value	(6,366)	(10,171)
Balance – End of year	9,963	19,389
Total	10,333	19,393

Other investments comprise of common shares and warrants, almost exclusively from publicly traded companies.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

10. Mining interests

	2024	2023
	$	$

Cost – Beginning of year	456,467	583,669
Additions	35,538	30,598
Mining tax credit	(534)	152
Asset retirement obligations	13,524	(326)
Depreciation capitalized	2,397	4,630
Share-based compensation capitalized	70	287
Impairment	—	(160,484)
Borrowing costs	3,123	—
Currency translation adjustments	401	(2,059)
Cost – End of year	510,986	456,467
Accumulated depreciation – Beginning of year	4,772	3,190
Depreciation	140	1,075
Currency translation adjustments	(596)	507
Accumulated depreciation – End of year	4,316	4,772

Cost	510,986	456,467
Accumulated depreciation	(4,316)	(4,772)
Net book value	506,670	451,695

NSR Royalty and Streams

OGR holds a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security shall be first-ranking, subject to permitted encumbrances.

On May 27, 2022, the Company completed the acquisition of Tintic, which owns the Trixie Test Mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”). Under the terms of the Tintic Transaction, the Company issued an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Impairment assessment

The market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and decrease in contained gold ounces in measured, indicated and inferred resources are considered as indicators of impairment and, accordingly, management of the Company performed an impairment assessment on all its projects. The Company tested its CGUs, for impairment, and recorded impairment charge in 2023 based on the results of its impairment assessments. No impairment charge is recorded in 2024. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.

On December 31, 2023, an impairment charge of $160.5 million on the Trixie Test Mine was recorded and the net assets of the Trixie Test Mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment) of $51.6 million which was determined using a fair value less costs of disposal model based on a discounted cash flows approach. The impairment charge was recorded against the Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold and

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

silver from the Trixie gold mine over the estimated life of the mine, the expected long-term gold price per ounce and a discount rate of 10.4% applied to the cash flow projections. A sensitivity analysis was performed by the Company’s management for the long-term gold price and the expected contained ounces of gold in the measured, indicated and inferred resources, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $18.2 million. If the expected number of contained ounces of gold applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $9.1 million.

11.	Property, plant and equipment

		Machinery
	Land and	and	Construction-
	Buildings	Equipment	in-progress	2024	2023
	$	$	$	$	$
Cost– Beginning of year	31,617	88,558	11,399	131,574	131,909
Additions	543	2,972	4,588	8,103	18,092
Assets classified as held for sale and other disposals(i)	(550)	(6,576)	—	(7,126)	(7,915)
Impairment	—	(2,848)	(514)	(3,362)	(11,490)
Other	—	—	—	—	(1,647)
Transfers	—	124	(124)	—	—
Currency translation adjustments	1,028	(1,005)	176	199	2,625
Cost – End of year	32,638	81,225	15,525	129,388	131,574

Accumulated depreciation – Beginning of year	7,596	26,693	—	34,289	20,213
Depreciation	3,640	9,994	—	13,634	15,119
Assets classified as held for sale and other disposals(i)	(438)	(4,929)	—	(5,367)	(1,643)
Other	—	—	—	—	(91)
Currency translation adjustments	303	(594)	—	(291)	691
Accumulated depreciation – End of year	11,101	31,164	—	42,265	34,289

Cost	32,638	81,225	15,525	129,388	131,574
Accumulated depreciation	(11,101)	(31,164)	—	(42,265)	(34,289)
Net book value	21,537	50,061	15,525	87,123	97,285

(i)	In 2023, the Company’s directors approved the sale of certain equipment located at Tintic for a total of $6.7 million. As at December 31, 2024, an amount of $0.4 million remained classified as Assets classified as held for sale in the consolidated statements of financial position for equipment sold in January 2025.

Machinery and Equipment includes right-of-use assets with a net carrying value of $2.5 million as at December 31, 2024 ($3.1 million as at December 31, 2023).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12.	Exploration and evaluation

	2024	2023
	($)	($)

Net book value - Beginning of year	70,135	55,126
Additions	9,141	16,128
Depreciation capitalized	640	421
Currency translation adjustments	6,342	(1,540)
Net book value – End of year	86,258	70,135

Cost	186,465	170,342
Accumulated impairment	(100,207)	(100,207)
Net book value – End of year	86,258	70,135

13.	Other non-current assets

	2024	2023
	$	$
Sales tax recoverable(i)	15,499	20,709
Reclamation deposits	12,230	12,684
Advances for mining equipment	866	6,078
Non-current inventory	2,490	4,686
Deferred financing fees	—	471
	31,085	44,628
(i)

Relates to value-added tax (“VAT”) recoverable generated from the Company’s operations in Mexico. These amounts are non-interest bearing and are generally settled within 36 months from the date the refunds are submitted to the authorities. For the year ended December 31, 2024, a provision amounting to $3.3 million was recorded to reduce the balance of VAT receivable to its estimated recoverable value.

14.	Accounts payable and accrued liabilities

	2024	2023
	$	$
Trade payables	14,842	10,580
Other payables	3,705	5,231
Accrued liabilities	7,747	9,568
	26,294	25,379

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

15.	Long-term debt and credit facility

	2024	2023
	($)	($)
Balance – Beginning of year	16,923	16,919
Additions – Credit Facility	65,723	—
Additions – Mining equipment financings	1,065	5,878
Repayment of Credit Facility and mining equipment financings	(43,253)	(5,675)
Interest capitalized	5,377	—
Interest paid	(3,696)	—
Currency translation adjustments	3,678	(199)
Balance – End of year	45,817	16,923

Current portion	40,314	11,821
Non-current portion	5,503	5,102
	45,817	16,923

Credit Facility

On March 1, 2024, the Company entered into a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility has to be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project. The Credit Facility had an original term of 12 months from the closing date, being February 28, 2025. On June 10, 2024, the Company entered into a first amending agreement to the Credit Facility to extend the maturity date of the Credit Facility to October 31, 2025, subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024. The amendments also provide for the reduction in the mandatory prepayment amount to 50% for the incremental amount of capital raised in excess of US$25 million in respect of certain financings. In connection with the closing of the private placements as described in Note 20, the maturity date of the Credit Facility was extended to October 31, 2025.

The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. Interest are payable quarterly on the outstanding principal amount at a rate per annum equal to the following, provided that each such rate shall be increased by 0.50% per annum each 90 days following March 1, 2024:

-	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 4.00% per annum.
-	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10%, 0.15% and 0.25% per annum for one, three and six month draws, respectively, plus (iii) 5.00% per annum.

As described in the original Credit Facility agreement and the second amending agreement dated December 20, 2024, the Credit Facility is subject to certain conditions and covenants that require the Company to maintain certain financial ratios, including the Company’s tangible net worth, minimum liquidity and other non-financial requirements. As at December 31, 2024, all such ratios and requirements were met.

In addition, the obligations under the Credit Facility are secured against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.

On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($1.0 million) of fees. On September 4, 2024, a final amount of US$25.0 million ($33.8 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($1.0 million) of fees. Following the completion of the non-brokered and brokered private placements completed in 2024 and described in Note 20, and pursuant to the Credit Facility agreement, the Company completed mandatory prepayments totalling US$25.0 million ($35.0 million) in October and November 2024.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Mining equipment financings

The Company financed a portion of the mining equipment acquisitions with third parties. The loans are guaranteed by the mining equipment and are payable in monthly instalments.

The schedule for expected payments of the mining equipment financings and Credit Facility are as follows:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments – Mining equipment financings	4,697	5,156	347
Total payments – Credit Facility (principal)	35,618	—	—

16.	Deferred consideration and contingent payments

Under the terms of the Tintic Transaction, the Company funded the consideration paid of $199.5 million for the acquisition through the issuance of common shares of Osisko Development, cash payments, the issuance of NSR royalties described in Note 10, US$12.5 million in deferred payments and the granting of certain other contingent payments, rights and obligations. As at December 31, 2024, the outstanding amount for the deferred payments is US$7.5 million ($10.8 million).

The movement of the deferred consideration and contingent payments is as follows:

	2024	2023
	($)	($)
Balance – Beginning of year	13,852	16,638
Interest capitalized	727	922
Cash payment	—	(334)
Settlement in shares	(3,409)	(2,986)
Foreign exchange	1,062	(388)
Balance – End of year	12,232	13,852

Current portion	3,597	3,307
Non-current portion	8,635	10,545
	12,232	13,852

17.	Contract liability

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of OGR, for US$15.0 million ($19.1 million). Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10-year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability’s financing component is 24%.

On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million). Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The stream is also secured with (i) a first

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

ranking priority charges, pledges and security interests in, to and over all of the collateral now owned or hereafter acquired by Tintic (ii) a first ranking priority charges, pledges and security interests in, to and over all present and hereafter acquired by Tintic, Osisko US Holdco, Inc., Osisko Utah LLC, Chief Consolidated Mining Company and Osisko Development (each, a “Seller Group Entity”) (a) Pledged Shares all of the issued and outstanding equity and voting securities of a Seller Group Entity owned by another Seller Group Entity and related rights, (b) indebtedness owing by any Seller Group Entity to any other Seller Group Entity and related rights, (c) other property, assets, rights and interests in and relating to the Tintic project held or acquired by such Seller Group Entity, (d) proceeds of the foregoing; and (d) all books and records related to any of the foregoing, in all cases, subject to permitted encumbrances (as such term is defined in the stream agreement); and (iii) a trust deed.  The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.

The movement of the contract liability is as follows:

	2024	2023
	($)	($)
Balance – Beginning of year	31,721	55,193
Proceeds from contract liability	(56)	(1,326)
Accretion on the contract liability’s financing component	7,850	9,302
Cumulative catch-up adjustment(i)	(78)	(34,581)
Currency translation adjustment	3,016	3,133
Balance – End of year	42,453	31,721

Current portion	109	21
Non-current portion	42,344	31,700
	42,453	31,721

(i)	As at December 31, 2023, in connection with the impairment assessment described in Note 10, the Company reviewed its expected future production to reflect the decrease in contained gold ounces in measured, indicated and inferred resources. The decrease in expected production for certain of the mining sites resulted in a catch-up adjustment of $33.6 million recorded in Impairment of assets in the consolidated statement of loss.

Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest.

18.	Environmental rehabilitation provision

	2024	2023
	($)	($)
Balance – Beginning of year	76,729	75,770
New obligations	24,575	3,660
Revision of estimates	(11,080)	(3,964)
Accretion expense	3,432	3,154
Payment of environmental rehabilitation obligations	(2,190)	(2,933)
Currency translation adjustment	(663)	1,042
Balance – End of year	90,803	76,729

Current portion	5,974	4,204
Non-current portion	84,829	72,525
	90,803	76,729

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at December 31, 2024, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

rehabilitation amounts to $126.3 million (2023 – $88.6 million). The weighted average actualization rate used is approximately 4.40% (2023 – 4.47%) and the disbursements are expected to be made between 2025 and 2031 as per the current closure plans.

19.	Warrant Liability

The warrants issued in connection with the 2022 non-brokered private placement and the 2024 non-brokered and brokered private placements (Note 20) include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. As described in Note 4, the warrant liability is presented as a current liability since January 1, 2024 due to the retrospective application of the Amendments to IAS 1.

The movement of the warrant liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2024	2023
	$	$
Balance – Beginning of year	11,552	16,395
Additions	71,875	-
Change in fair value	(19,497)	(4,535)
Foreign exchange	3,922	(308)
Balance – End of year	67,852	11,552

In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

Warrants issued in 2024
	2024	2023
Dividend per share	—	—
Expected volatility	81.4%	—
Risk-free interest rate	4.3%	—
Expected life	4.8 years	—
Exercise price (USD)	$3.00	—
Share price (USD)	$1.63	—

Warrants issued in 2022
	2024	2023
Dividend per share	—	—
Expected volatility	79.4%	78.3%
Risk-free interest rate	4.3%	4.0%
Expected life	2.4 years	3.4 years
Exercise price (USD)(i)	$10.70	$10.70
Share price (USD)	$1.63	$2.91

(i)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the non-brokered private placements from US$18.00 to US$10.70 per share.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

20.	Share Capital and Warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 136,580,233 common shares

Employee share purchase plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

2024 Brokered private placement

On November 12, 2024, the Company completed a brokered private placement of units pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million ($80.0 million), including the exercise in full of the options granted to the agents of the offering (the "2024 brokered private placement"). Each unit consists of one common share of the Company and one common share purchase warrant of the Company entitling the holder thereof to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements and, as a result, they are classified as a current liability on the consolidated statement of financial position and measured at fair value. Their fair value was estimated to US$27.6 million ($38.4 million) at issuance date using the Black-Scholes option pricing model based on the following assumptions and inputs:

Dividend per share	—
Expected volatility(i)	81%
Risk-free interest rate	4.3%
Expected life	4.9 years
Exercise price (USD)	$3.00
Share price (USD)	$1.58
(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

In connection with the 2024 brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to common shares amounted to $2.1 million. For the year ended December 31, 2024, the Company recorded $2.0 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

2024 Non-brokered private placement

The Company completed a non-brokered private placement of units pursuant to which the Company issued an aggregate of 19,163,410 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$34.5 million ($46.8 million), comprising (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million ($32.6 million), which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million ($14.2 million), which closed on October 11, 2024 (the "2024 non-brokered private placement"). Each unit consists of one common share of the Company and

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

one common share purchase warrants of the Company entitling the holder of each common share purchase warrant to purchase one additional common share at a price of US$3.00 on or prior to October 1, 2029.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements and, as a result, they are classified as a current liability on the consolidated statement of financial position and measured at fair value. Their aggregate fair value was estimated to US$24.6 million ($33.5 million) at issuance date using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

Dividend per share	—
Expected volatility(i)	81%
Risk-free interest rate	3.7%
Expected life	5.0 years
Exercise price (USD)	$3.00
Share price (USD)	$2.13

(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

Issuance costs allocated to common shares amounted to $0.2 million. For the year ended December 31, 2024, the Company recorded $0.5 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

2023 Bought deal financing

On March 2, 2023, the Company completed a public offering on a bought deal basis issuing 7,841,850 units at a price of $6.60 per unit for aggregate gross proceeds of $51.8 million (the “Bought Deal Financing”). Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $8.55 per common share for a period of 3 years following the closing date of the Bought Deal Financing. The fair value of the warrants issued was evaluated using the residual method and were valued at $6.2 million. Issuance costs related to the Bought Deal Financing amounted to $3.4 million allocated against the common shares and warrants issued.

Participation agreement with Williams Lake First Nation

In 2023, the Company issued 60,000 common shares in accordance with the terms of a participation agreements with Williams Lake First Nation relating to the Company’s Cariboo Gold Project. The fair value of the common shares issued is calculated with reference to the share price of the Company’s common shares.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of year	26,958,699	12.93	24,046,640	17.86
Issued – 2024 brokered private placement	31,946,366	4.17	—	—
Issued – 2024 non-brokered private placement	19,163,410	4.07	—	—
Issued – Bought deal financing	—	—	7,841,850	8.55
Warrants expired	—	—	(4,929,791)	30.00
Balance – End of year	78,068,475	7.17	26,958,699	12.93

The outstanding warrants have the following a maturity dates and exercise terms:

Placement	Maturity	Number of Warrants	Exercise Price(i)
2022 Brokered private placement(ii)	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement(ii)	27-May-27	11,363,933	US$	10.70
2023 Bought deal financing	02-Mar-26	7,841,850		$8.55
2024 Non-brokered private placement	01-Oct-29	19,163,410	US$	3.00
2024 Brokered private placement	01-Oct-29	31,946,366	US$	3.00

(i)	Exercise price of warrants issued in connection with the 2022 non-brokered private placement and 2024 non-brokered and brokered private placements are in USD.
(ii)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the brokered and non-brokered private placements. The exercise price to purchase one additional common share was reduced from $22.80 to $14.75 for the brokered private placement and from US$18.00 to US$10.70 for the non-brokered private placements. The increase in fair value of the amended share purchase warrants classified as equity instruments was estimated to $4.5 million and recorded directly in the Deficit, considering the fair value of the original warrants left at the date of the modification, using the Black-Scholes option pricing model based on the following assumptions:

Dividend per share	—
Expected volatility	66%
Risk-free interest rate	2.9%
Expected life	4 years
Share price	$6.20

Capital management

The Company’s objective in managing capital is to safeguard the Company’s ability to continue as a going concern, to maintain a flexible capital structure which optimizes cost of capital at acceptable risk, and to provide reasonable returns to shareholders. The Company manages its capital structure and makes adjustments to is, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties. The Company defines capital as long-term debt and credit facility and total equity. In order to maintain or adjust capital structure, the

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Company may issue new shares, enter into new debt agreement or sell assets to improve working capital. Capital is managed by the Company’s management and governed by the Board of Directors.

	2024	2023
	($)	($)
Long-term debt	45,817	16,923
Total equity	570,629	585,188
Balance – End of year	616,446	602,111

There were no changes in the Company’s approach to capital management during the year ended December 31, 2024, compared to prior year. The Company is not subject to material externally imposed capital requirements.

21.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options under the Company’s plan:

	2024		2023
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of year	2,700,077	9.64	1,812,450	11.52
Granted	3,163,100	2.74	1,202,400	6.59
Forfeited	(516,354)	8.19	(314,773)	8.86
Expired	(117,454)	12.92	—	—
Outstanding – End of year	5,229,369	5.53	2,700,077	9.64
Exercisable – End of year	1,260,721	11.74	735,050	14.18

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at December 31, 2024:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	260,809	0.90	260,809	0.90
February 5, 2021	24.30	10,533	1.10	7,022	1.10
June 23, 2021	21.30	112,454	1.23	112,454	1.23
August 16, 2021	16.89	31,199	1.62	31,199	1.62
November 12, 2021	16.20	24,440	1.54	24,440	1.54
June 30, 2022	6.49	514,600	2.24	360,333	2.14
November 18, 2022	6.28	236,034	2.80	159,732	2.75
April 3, 2023	6.59	914,200	3.26	304,732	3.26
April 3, 2024	2.88	327,700	4.25	—	—
July 4, 2024	2.72	2,797,400	4.51	—	—
	5.53	5,229,369	3.68	1,260,721	2.12

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2024	2023
Dividend per share	—	—
Expected volatility	66%	66%
Risk-free interest rate	3.7%	3.2%
Expected life	4 years	4 years
Weighted average share price	$2.74	$6.59
Weighted average fair value of options granted	$1.45	$3.43

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the year ended December 31, 2024, the total share-based compensation related to share options granted under the Company’s plan amounted to $2.3 million ($4.2 million for the year ended December 31, 2023).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	2024		2023
	DSU(i)	RSU	DSU(i)	RSU
Outstanding – Beginning of year	294,713	1,078,285	206,426	1,054,194
Granted	363,250	492,200	99,170	261,900
Settled	—	(102,583)	(10,883)	(95,459)
Forfeited	(51,500)	(248,777)	—	(142,350)
Outstanding – End of year	606,463	1,219,125	294,713	1,078,285
Vested – End of year	374,713	—	195,543	—
(i)	Unless otherwise approved by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to the Company’s DSU and RSU plans for year ended December 31, 2024 amounted to $1.3 million ($4.0 million for the year ended December 31, 2023).

Based on the closing price of the common shares at December 31, 2024 of $2.34 (2023 – $3.85), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.5 million ($0.4 million as at December 31, 2023) and $2.3 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2023).

22.	Income taxes
(a)	Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2024 and 2023 is presented as follows:

	2024	2023
	$	$
Current income tax
Expense for the year	—	127
Current income tax expense	—	127

Deferred income tax
Origination and reversal of temporary differences	(25,920)	(52,653)
Change in unrecognized deductible temporary differences	25,658	26,844
Other	910	3,165
Deferred income tax expense (recovery)	648	(22,644)
Income tax expense (recovery)	648	(22,517)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The provision for income taxes expense (recovery) presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:

	2024	2023
	$	$
Loss before income taxes	(85,695)	(204,390)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(22,709)	(54,163)
Increase in income taxes resulting from:
Non-deductible expenses, net	850	1,563
Non-deductible portion of capital losses, net	(3,659)	(1,120)
Share of loss of associates	140	81
Change in unrecognized deferred tax assets	25,658	26,844
Differences in foreign statutory tax rates	(542)	2,164
Other	910	2,114
	648	(22,517)

The 2024 and 2023 Canadian federal and provincial statutory income tax rate is 26.5%.

(b)	Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	2024	2023
	$	$
Deferred tax assets:
Non-capital losses	32,099	—
Investments	648	—
Deferred tax assets	32,747	—

Deferred tax liabilities:
Mining interests and property, plant and equipment	(28,399)	—
Exploration and evaluation	(2,900)	—
Other	(1,448)	—
Deferred tax liability	(32,747)	—
Deferred tax liability, net	—	—

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The 2024 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement	Other
	Dec. 31,	of income	comprehensive	Translation	Dec. 31,
	2023	(loss)	income	adjustment	2024
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	—	32,099	—	—	32,099
Investments	—	—	648	—	648

Deferred tax liabilities:
Mining interests and property, plant and equipment	—	(28,399)	—	—	(28,399)
Exploration and evaluation	—	(2,900)	—	—	(2,900)
Other	—	(1,448)	—	—	(1,448)
	—	(648)	648	—	—

The 2023 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement	Other
	Dec. 31,	of income	comprehensive	Translation	Dec. 31,
	2022	(loss)	income	adjustment	2023
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	929	(933)	—	4	—
Deferred and restricted share units	29	(29)	—	—	—
Other	8,209	(8,248)	—	39	—

Deferred tax liabilities:
Investments	—	(1,010)	1,010	—	—
Stream interests	(28,823)	28,929	—	(106)	—
Property, plant and equipment	(3,873)	3,890	—	(17)	—
Other	(45)	45	—	—	—
	(23,574)	22,644	1,010	(80)	—

(c)	Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2024 is $4.0 million ($4.1 million as at December 31, 2023). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal, and it is not probable that they will reverse in the foreseeable future.

(d)	Unrecognized deferred tax assets

As at December 31, 2024, the Company had temporary difference with a tax benefit of $186.8 million ($157.0 million as at December 31, 2023) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these tax attributes.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2024	2023
	$	$
Non-capital losses carried forward	109,996	146,800
Unrealized losses on investments	2,232	1,505
Inventories	6,437	—
Mining interests and property, plant and equipment	29,538	—
Mineral stream interest – Mexico	11,051	8,001
Environmental rehabilitation provision	16,332	—
Other	11,231	668
	186,817	156,974

23.	Cost of sales and other operating cost

	2024	2023
	($)	($)
Salaries and benefits	6,694	11,752
Share-based compensation	9	121
Royalties	318	928
Contract Services	10,392	11,590
Raw materials and consumables	2,023	8,941
Operational overhead and write-downs	14,389	16,215
Depreciation	10,712	11,305
	44,537	60,852

24.	General and administrative expenses

	2024	2023
	($)	($)
Salaries and benefits	8,392	14,278
Share-based compensation	3,515	7,735
Insurance	4,738	5,131
Depreciation	301	220
Legal and other consulting fees	6,822	8,941
Regulatory and listing fees	642	1,298
Other	2,904	2,467
	27,314	40,070

25.	Other (expense) income, net

	2,024	2023
	($)	($)
Interest income	3,982	4,834
Foreign exchange gain (loss)	(17,275)	10,811
Warrant issue expense (Note 20)	(2,412)	—
Other	2,158	(1,156)
	(13,547)	14,489

26.Loss per share

2024	2023

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Net loss attributable to shareholders of the Company	$(86,343)	$(181,873)

Basic and diluted weighted average number of common shares outstanding	93,825,395	82,465,447

Net loss per share, basic and diluted	$(0.92)	$(2.21)

Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.

27.	Key Management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2024	2023
	$	$
Salaries and short-term employee benefits	3,794	5,976
Share-based compensation	4,247	7,120
Cost recoveries from associates	—	(300)
	8,041	12,796

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted share units and share options.

28.	Supplementary cash flows information

	2024	2023
	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	1,576	8,290
Decrease (Increase) in inventory	667	(2,026)
Increase in other current assets	(181)	1,784
Decrease in accounts payable and accrued liabilities	(4,137)	(3,293)
	(2,075)	4,755

29.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Company’s interest rate risk on financial assets is primarily related to cash and cash equivalents, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

The Credit Facility bears a variable interest rate and, based on the Credit Facility’s balance as at December 31, 2024, the impact on finance costs over a 12-month horizon of a 1.0% shift in interest rates would be immaterial. Other financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2024 and 2023, the balances in U.S. dollars held by entities with a different functional currency were as follows:

	2024	2023
	$	$
Cash and cash equivalents	63,615	20,110
Amounts receivable	377	1,724
Accounts payable and accrued liabilities	(2,172)	3,413
Credit Facility	(25,000)	—
Deferred consideration and contingent payments	(8,501)	(10,473)
Warrant liability	(47,155)	(8,734)
Contract liability	(25,601)	(20,165)
Net exposure, in US dollars	(44,437)	(14,125)
Net exposure, equivalent in Canadian dollars	(63,943)	(18,682)

Based on the balances as at December 31, 2024, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net loss of approximately $3.2 million in 2024 (2023 – $0.9 million).

The Company also records currency translation adjustment gains or losses, through comprehensive income or loss, arising primarily from the fluctuation of the U.S. dollar on its assets and liabilities denominated in Canadian dollars held by entities having the Canadian dollar or the Mexican peso as their functional currency.

(iii)	Commodity price risk

The price of gold has a significant influence on the Company’s business, results of operations and financial condition. Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements, as refined precious metals are sold at prevailing market prices. For the year ended December 31, 2024, the Company recognized $4.6 million (2023 – $31.6 million) in sales of refined precious metals. The Company will continue to monitor the level of sales and when prudent will adopt measures to mitigate its price exposure.

(iv)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2024, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by not a significant amount and the other comprehensive income (loss) by $1.0 million (2023 – $2.2 million).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash and cash equivalents in high interest savings accounts with Canadian and U.S. recognized financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks. In the case of amounts receivable, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third-party to cover the net book value of the amount receivable.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of the Company reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2024, cash and cash equivalents are invested in interest savings accounts held with Canadian and U.S. recognized financial institutions. As at December 31, 2024, all financial liabilities to be settled in cash or by the transfer of other financial assets are expected to be settled within 90 days, except for lease liabilities, long-term debt and Credit Facility (Note 15) and deferred consideration and contingent payments (Note 16). As described in Note 1, the Company’s liquidity position as at December 31, 2024 will not be sufficient to meet the Company’s obligations, commitments and budgeted expenditures through December 31, 2025.

The following table summarizes the Company’s contractual obligations and commitments as at December 31, 2024:

	Total	Less than 1 year	1-2 years	More than 3 years
Accounts payable and accrued liabilities	26,294	26,294	—	—
Lease obligations	822	361	461	—
Long-term debt (Note 15)	10,200	4,697	5,156	347
Credit Facility (principal) (Note 15)	35,618	35,618	—	—
Deferred consideration and contingent payments (Note 16)	12,232	3,597	3,597	5,038
Warrant liability (Note 19)	—	—	—	—
Purchase obligations (Note 33)	5,833	5,691	142	—
Capital commitments (Note 33)	5,267	4,641	626	—
	96,266	80,899	9,982	5,385

30.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	370	370
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,706	—	—	2,706
Other minerals	7,257	—	—	7,257
	9,963	—	370	10,333

	2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	4	4
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,739	—	—	5,739
Other minerals	13,650	—	—	13,650
	19,389	—	4	19,393

During the year ended December 31, 2024 and 2023 there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’ specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cashflows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2024 and 2023:

	2024	2023
	$	$

Balance – Beginning of year	4	18
Acquisitions	298	—
Change in fair value (i)	68	(14)
Balance – End of year	370	4
(i)Recognized in the consolidated statements of loss under Other (expense) income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, reclamation deposits, trade receivables, interest income receivable, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and long-term debt and Credit Facility. The fair values of cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the reclamation deposits and long-term debt approximates their fair value given that their interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

31.	Related party transactions

During the year ended December 31, 2024, the Company incurred expenses of $1.4 million ($1.1 million in 2023) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss. As of December 31, 2024, amounts payable to associates amounted to $0.1 million ($0.1 million in 2023) and amounts receivable from associates is nil ($0.1 million in 2023).

During the year ended December 31, 2024, the Company contributed a donation of $0.1 million (nil in 2023) to Barkerville Heritage Trust, of which an officer of the Company holds a position on the board of directors.

As at December 31, 2024, OGR held an interest of 24.4% (compared to 39.0% as at December 31, 2023) in Osisko Development Corp.

32.	Segmented information

The chief decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as at December 31, 2024 and December 31, 2023:

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests	440,458	23,368	42,844	506,670
Property, plant and equipment	57,358	9,425	20,340	87,123
Exploration and evaluation	4,464	—	81,794	86,258
Total non-current assets	513,144	48,292	149,700	711,136

	2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,794	20,728	8,106	44,628
Mining interests	391,324	21,432	38,939	451,695
Property, plant and equipment	61,012	13,479	22,794	97,285
Exploration and evaluation	3,747	—	66,388	70,135
Total non-current assets	471,877	55,639	136,227	663,743

The operating losses related to the mining projects located in Canada, Mexico and the USA for the years ended December 31, 2024 and 2023 are as follows:

	Canada	Mexico	USA	Total
	$	$	$	$
For the year ended December 31, 2024
Revenues	293	—	4,267	4,560
Cost of sales	(224)	—	(4,553)	(4,777)
Other operating costs	(21,561)	(10,760)	(7,439)	(39,760)
General and administrative	(23,760)	(36)	(3,518)	(27,314)
Exploration and evaluation, net of tax credits	(13)	(261)	—	(274)
Impairment of assets	(4,894)	—	(847)	(5,741)
Operating loss	(50,159)	(11,057)	(12,090)	(73,306)

For the year ended December 31, 2023
Revenues	7,896	8,814	14,915	31,625
Cost of sales	(7,695)	(9,983)	(14,614)	(32,292)
Other operating costs	(23,547)	(4,836)	(177)	(28,560)
General and administrative	(29,701)	(2,040)	(8,329)	(40,070)
Exploration and evaluation, net of tax credits	(1,567)	(202)	—	(1,769)
Impairment of assets	—	5,278	(143,649)	(138,371)
Operating loss	(54,614)	(2,969)	(151,854)	(209,437)

33.	Commitments

The Company has the following commitments as of December 31, 2024:

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Total(i)	Less than 1 year	1‑ 2 years	3‑4 years
Purchase obligations	5,833	5,691	142	—
Capital commitments	5,267	4,641	626	—
Total	11,100	10,332	768	—

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.